Dreyfus Index Funds

Dreyfus S&P 500 Index Fund

Dreyfus Midcap Index Fund

Dreyfus Smallcap Stock Index Fund

Dreyfus International Stock Index Fund

Seeking to match the performance of select stock market indexes

PROSPECTUS March 1, 2007

As Revised, June 11, 2007



Dreyfus

A Mellon Financial Companyᔆᴹ

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Funds

Your Investment

For More Information

See back cover.

The Funds

Dreyfus S&P 500 Index Fund
Dreyfus Midcap Index Fund
Dreyfus Smallcap Stock Index Fund
Dreyfus International Stock Index Fund



INTRODUCTION

The Dreyfus Index Funds invest in various types of stocks using an indexing approach. Each fund seeks to match the performance of a different stock market index, as described on the following pages.

In managing their portfolios, the funds do not rely on the professional judgment of a portfolio manager for decisions about asset allocation or securities selection, as do actively managed funds. Instead, each fund looks to its respective index in determining which securities to hold, and in what proportion.

Indexing has the potential to eliminate some of the risks of active management, and to increase an investor's after-tax performance. At the same time, indexing also means that a fund does not have the option of changing its strategy, even at times when it may appear advantageous to do so.

Dreyfus S&P 500 Index Fund

Ticker Symbol: **PEOPX**



GOAL/APPROACH

The fund seeks to match the performance of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the fund generally is fully invested in stocks included in the index, and in futures whose performance is tied to the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index. The S&P 500 is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. Each company's stock is weighted by the number of available float shares (i.e., those shares available to investors) divided by the total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

Index funds: mutual funds that are designed to meet the performance of an underlying benchmark index.

In seeking to match index performance, the manager uses a passive management approach and purchases all or a representative sample of the stocks comprising the benchmark index. Because the fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

"Standard & Poor's®," "S&P®," "Standard & Poor's 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk*. The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk*. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Indexing strategy risk*. The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk*. The fund may invest in futures contracts whose performance is tied to the S&P 500 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P 500, a broad measure of stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**15.24%**	**5.68%**	**7.88%**
Fund *returns after taxes on distributions*	**14.46%**	**5.32%**	**7.42%**
Fund *returns after taxes on distributions and sale of fund shares*	**10.95%**	**4.82%**	**6.75%**
S&P 500 *reflects no deduction for fees, expenses or taxes*	**15.79%**	**6.19%**	**8.42%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



32.63	28.08	20.25	-9.57	-12.36	-22.51	28.09	10.38	4.42	15.24
97	98	99	00	01	02	03	04	05	06

Best Quarter:	Q4 '98	**+21.29%**
Worst Quarter:	Q3 '02	**-17.38%**

The fund's year-to-date total return as of 3/31/07 was 0.53%.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee *charged only when selling shares you have owned for less than 30 days*	**1.00%**

Annual fund operating expenses
% of average daily net assets

Management fees	0.25%
Shareholder services fee	0.25%
Other expenses	0.00%
Total	**0.50%**

Expense example

1 Year	3 Years	5 Years	10 Years
$51	**$160**	**$280**	**$628**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Dreyfus Midcap Index Fund

Ticker Symbol: **PESPX**

 GOAL/APPROACH

The fund seeks to match the performance of the Standard & Poor's MidCap 400 Index. To pursue this goal, the fund generally is fully invested in stocks included in the index, and in futures whose performance is tied to the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all 400 stocks in the S&P MidCap 400 in proportion to their weighting in the index. The S&P MidCap 400 is composed of 400 stocks of medium-size domestic companies with market capitalizations ranging between approximately $1 billion and $4.5 billion, depending on index composition. Each company's stock is weighted by the number of available float shares (i.e., those shares available to investors) divided by the total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

"Standard & Poor's®," "S&P®," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Midcap companies: established companies that may not be well known. Midcap companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Midsize company risk.* Midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk.* The fund may invest in futures contracts whose performance is tied to the S&P Midcap 400 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P MidCap 400, a broad measure of midcap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '98	+27.84%
Worst Quarter:	Q3 '02	-16.68%

The fund's year-to-date total return as of 3/31/07 was 5.68%.

Average annual total returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**9.87%**	**10.35%**	**12.88%**
Fund *returns after taxes on distributions*	**9.09%**	**9.75%**	**10.72%**
Fund *returns after taxes on distributions and sale of fund shares*	**7.47%**	**8.90%**	**10.31%**
S&P MidCap 400 *reflects no deduction for fees, expenses or taxes*	**10.32%**	**10.89%**	**13.47%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee	**2.00%**
charged only when selling shares you have owned for less than 60 days	

Annual fund operating expenses
% of average daily net assets

Management fees	0.25%
Shareholder services fee	0.25%
Other expenses	0.00%
Total	**0.50%**

Expense example

1 Year	3 Years	5 Years	10 Years
$51	**$160**	**$280**	**$628**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Dreyfus Smallcap Stock Index Fund

Ticker Symbol: **DISSX**



GOAL/APPROACH

The fund seeks to match the performance of the Standard & Poor's SmallCap 600 Index. To pursue this goal, the fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund's portfolio investments are selected by a "sampling" process based on market capitalization, industry representation and other means. The fund expects to invest in approximately 500 or more of the stocks in the S&P SmallCap 600 index. However, at times, the fund may be fully invested in all the stocks that comprise the index. Under these circumstances, the fund maintains approximately the same weighting for each stock as the index does.

The S&P SmallCap 600 Index is composed of 600 domestic stocks with market capitalizations ranging between approximately $300 million and $1.5 billion, depending on index composition. Each company's stock is weighted by the number of available float shares (i.e., those shares available to investors) divided by the total shares outstanding, which means larger companies with more available float shares have greater representation in the index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

"Standard & Poor's®," "S&P®," and "Standard & Poor's SmallCap 600 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Small-capitalization companies: new, often entrepreneurial companies. Small-cap companies can, if successful, grow faster than large-cap companies and typically use profits for expansion rather than for paying dividends. Their share prices are more volatile than those of larger companies. Small companies fail more often.

Sampling: a statistical process used to select stocks so that the portfolio has investment characteristics that closely approximate those of the index.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Smaller company risk.* Small companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk.* The fund may invest in futures contracts whose performance is tied to the S&P SmallCap 600 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P SmallCap 600, a broad measure of small-cap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*



| Best Quarter: | Q4 '01 | +20.56% |
| Worst Quarter: | Q3 '98 | -20.86% |

The fund's year-to-date total return as of 3/31/07 was 3.09%.

Average annual total returns *as of 12/31/06*

	1 Year	5 Years	Since inception (6/30/97)
Fund *returns before taxes*	14.69%	12.05%	10.51%
Fund *returns after taxes on distributions*	13.95%	11.69%	9.59%
Fund *returns after taxes on distributions and sale of fund shares*	10.56%	10.49%	8.82%
S&P SmallCap 600 *reflects no deduction for fees, expenses or taxes*	15.12%	12.49%	10.93%

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee *charged only when selling shares you have owned for less than 60 days*	**2.00%**

Annual fund operating expenses
% of average daily net assets

Management fees	0.25%
Shareholder services fee	0.25%
Other expenses	0.00%
Total	**0.50%**

Expense example

1 Year	3 Years	5 Years	10 Years
$51	**$160**	**$280**	**$628**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Dreyfus International Stock Index Fund

Ticker Symbol: **DIISX**



GOAL/APPROACH

The fund seeks to match the performance of the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index (EAFE®). To pursue this goal, the fund generally is fully invested in stocks included in the EAFE index, and in futures whose performance is tied to certain countries included in the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all stocks in the EAFE index. The fund's investments are selected to match the benchmark composition along individual name, country, and industry weighting, and other benchmark characteristics. Under these circumstances, the fund maintains approximately the same weighting for each stock as the index does.

The EAFE index is a broadly diversified international index composed of the equity securities of approximately 1,000 companies located outside the U.S. Each stock is weighted by its float-adjusted market capitalization. This means that on average larger companies have greater representation in the index than smaller ones. The fund also may use stock index futures as a substitute for the sale or purchase of securities and enter into foreign currency forward and future contracts to maintain the approximate currency exposure of the EAFE index.

Concepts to understand

EAFE Free Index: an unmanaged, market-capitalization-weighted index that is designed to measure the performance of publicly traded stocks issued by companies in developed markets, excluding the United States and Canada. The EAFE Free Index reflects investable oppportunities for global investors by taking into account local market restrictions on share ownership by foreigners.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk.* The fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards. Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar. Each of these risks could increase the fund's volatility.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk.* The fund may invest in futures contracts whose performance is tied to the MSCI EAFE or local market indexes, such as the TOPIX, EuroStoxx 50 or FTSE 100, and may enter into foreign currency forward and futures contracts. While used primarily as a substitute for the sale or purchase of securities or to maintain the approximate currency exposure of the EAFE index, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the EAFE index, a broad measure of foreign stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not rel–evant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '98	+20.33%
Worst Quarter:	Q3 '02	-20.55%

Average annual total returns *as of 12/31/06*

	1 Year	5 Years	Since inception (6/30/97)
Fund *returns before taxes*	25.71%	13.93%	5.98%
Fund *returns after taxes on distributions*	25.50%	13.55%	5.64%
Fund *returns after taxes on distributions and sale of fund shares*	17.38%	12.12%	5.08%
EAFE index *reflects no deduction for fees, expenses or taxes*	26.34%	14.98%	6.89%

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee *charged only when selling shares you* *have owned for less than 60 days*	**2.00%**

Annual fund operating expenses
% of average daily net assets

Management fees	0.35%
Shareholder services fee	0.25%
Other expenses	0.00%
Total	**0.60%**

Expense example

1 Year	3 Years	5 Years	10 Years
$61	**$192**	**$335**	**$750**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $191 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each of Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund and Dreyfus Smallcap Stock Index Fund paid Dreyfus a management fee at the annual rate of 0.25% of the fund's average daily net assets, and Dreyfus International Stock Index Fund paid Dreyfus a management fee at the annual rate of 0.35% of the fund's average daily net assets. A discussion regarding the basis for the boards' approving the funds' management agreement with Dreyfus is available in the funds' semiannual report for the six months ended April 30, 2006. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. (BNY) approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus manages the funds by making investment decisions based on each fund's investment objective, policies and restrictions in seeking to match the performance of the relevant index.

Thomas Durante has been the primary portfolio manager of Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund and Dreyfus Smallcap Stock Index Fund since March 2000. Mr. Durante has been employed by Dreyfus since August 1982. He is also a portfolio manager with Mellon Equity Associates (MEA), an affiliate of Dreyfus, and has been employed by MEA since January 2000. Susan Ellison, Richard A. Brown and Karen Q. Wong are the co-primary portfolio managers of Dreyfus International Stock Index Fund. Ms. Ellison has been a primary portfolio manager for the fund since its inception and a portfolio manager with Mellon Capital Management Corporation (MCM), an affiliate of Dreyfus, since June 1988. She has been a dual employee of Dreyfus and MCM since August 1996. Mr. Brown and Ms. Wong have been portfolio managers for MCM since 1995 and 2000, respectively. Mr. Brown and Ms. Wong have been dual employees of Dreyfus and MCM since April, 2005.

The fund's Statement of Additional Information (SAI) provides additional information about the portfolio managers' compensation, other accounts managed by each portfolio manager, and the portfolio managers' ownership of fund shares.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are separate from any shareholder services fees paid by the funds to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus or DSC's own resources to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the funds to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by a fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

Dreyfus S&P 500 Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		35.50	33.30	30.91	26.01	31.08
Investment operations:	Investment income – net[1]	.54	.56	.39	.35	.32
	Net realized and unrealized gain (loss) on investments	5.01	2.16	2.35	4.86	(5.08)
Total from investment operations		5.55	2.72	2.74	5.21	(4.76)
Distributions:	Dividends from investment income – net	(.48)	(.52)	(.35)	(.31)	(.31)
Net asset value, end of period		40.57	35.50	33.30	30.91	26.01
Total Return (%)		15.79	8.20	8.93	20.22	(15.54)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.50	.50	.50	.52	.50
Ratio of net investment income to average net assets		1.45	1.60	1.21	1.27	1.05
Portfolio turnover rate		5.04	7.24	1.87	2.17	4.42
Net assets, end of period ($ x 1,000)		3,656,990	3,310,961	3,116,177	2,803,280	2,185,380

[1] *Based on average shares outstanding at each month end.*



FINANCIAL HIGHLIGHTS

Dreyfus Midcap Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		27.81	24.55	22.42	17.66	19.31
Investment operations:	Investment income − net[1]	.28	.28	.16	.13	.12
	Net realized and unrealized gain (loss) on investments	3.23	3.87	2.18	5.07	(1.04)
Total from investment operations		3.51	4.15	2.34	5.20	(.92)
Distributions:	Dividends from investment income − net	(.26)	(.16)	(.12)	(.12)	(.15)
	Dividends from net realized gain on investments	(1.15)	(.73)	(.09)	(.32)	(.58)
Total distributions		(1.41)	(.89)	(.21)	(.44)	(.73)
Net asset value, end of period		29.91	27.81	24.55	22.42	17.66
Total Return (%)		12.95	17.14	10.50	30.05	(5.30)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.50	.50	.50	.51	.50
Ratio of net investment income to average net assets		.95	1.04	.68	.69	.61
Portfolio turnover rate		16.05	19.54	14.13	12.12	19.09
Net assets, end of period ($ x 1,000)		2,270,969	2,059,222	1,526,260	1,119,730	703,536

[1] Based on average shares outstanding at each month end.



FINANCIAL HIGHLIGHTS

Dreyfus Smallcap Stock Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by PricewaterhouseCoopers LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		21.06	18.91	16.30	12.36	12.98
Investment operations:	Investment income − net[1]	.12	.11	.11	.06	.04
	Net realized and unrealized gain (loss) on investments	3.11	2.68	2.55	3.95	(.53)
Total from investment operations		3.23	2.79	2.66	4.01	(.49)
Distributions:	Dividends from investment income − net	(.11)	(.10)	(.05)	(.04)	(.04)
	Dividends from net realized gain on investments	(.25)	(.54)	−	(.03)	(.09)
Total distributions		(.36)	(.64)	(.05)	(.07)	(.13)
Net asset value, end of period		23.93	21.06	18.91	16.30	12.36
Total Return (%)		15.53	14.88	16.35	32.63	(3.92)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.50	.50	.50	.50	.50
Ratio of net investment income to average net assets		.52	.55	.67	.44	.30
Portfolio turnover rate		25.05	13.64	15.54	13.52	12.35
Net assets, end of period ($ x 1,000)		888,354	724,909	477,646	276,954	161,889

[1] *Based on average shares outstanding at each month end.*



FINANCIAL HIGHLIGHTS

Dreyfus International Stock Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by PricewaterhouseCoopers LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period		14.47	12.57	10.91	8.89	10.60
Investment operations:	Investment income − net[1]	.38	.29	.25	.18	.15
	Net realized and unrealized gain (loss) on investments	3.45	1.88	1.72	2.04	(1.73)
Total from investment operations		3.83	2.17	1.97	2.22	(1.58)
Distributions:	Dividends from investment income − net	(.27)	(.27)	(.31)	(.20)	(.13)
Net asset value, end of period		18.03	14.47	12.57	10.91	8.89
Total Return (%)		26.83	17.40	18.40	25.49	(15.12)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.60	.60	.60	.60	.60
Ratio of net investment income to average net assets		2.30	2.07	2.07	1.98	1.44
Portfolio turnover rate		4.12	3.46	14.80	11.37	24.12
Net assets, end of period ($ x 1,000)		355,608	200,674	117,166	91,731	82,091

[1]   *Based on average shares outstanding at each month end.*

Your Investment



ACCOUNT POLICIES

Buying shares

You pay no sales charges to invest in these funds. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Each fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by a fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund shareholders may not be able to buy or sell fund shares.

Investments in foreign securities and certain thinly traded securities may provide short-term traders arbitrage opportunities with respect to a fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before a fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of a fund's NAV by short-term traders. While the funds have a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Account Policies — General Policies" for further information about the funds' frequent trading policy.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your plan or financial institution for further information.

Minimum investments

	Initial	Additional
Regular accounts	**$2,500**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after first year*
Dreyfus automatic investment plans	**$100**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear.

Concepts to understand

Traditional IRA: an individual retirement account. Your contributions may or may not be deductible depending on your circumstances. Assets grow tax-deferred; withdrawals and distributions are taxable in the year made.

Spousal IRA: an IRA funded by a working spouse in the name of a nonworking spouse.

Roth IRA: an IRA with non-deductible contributions, and tax-free growth of assets and distributions to pay retirement expenses, provided certain conditions are met.

Education Savings Account: an account with non-deductible contributions, and tax-free growth of assets and distributions, if used to pay certain educational expenses.

For more complete IRA information, consult Dreyfus or your tax professional.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone or online redemption requests for up to eight business days following the purchase of those shares

Short-term trading can disrupt a fund's investment program and create additional costs for long-term shareholders. For these reasons, a 1% fee will be assessed on redemptions (including exchanges) of Dreyfus S&P 500 Index Fund shares held for less than 30 days and a 2% fee will be assessed on redemptions (including exchanges) of Dreyfus Midcap Index Fund, Dreyfus Smallcap Index Fund and Dreyfus International Stock Index Fund shares held for less than 60 days.

Subject to the exceptions described below, you will be subject to the fee, whether you are holding shares directly in your name or indirectly through an intermediary, such as a broker, bank, investment adviser, recordkeeper for retirement plan participants, or any other third party. If you hold your shares through an intermediary's omnibus account, the intermediary is responsible for imposing the fee and remitting the fee to the fund.

The redemption fee will be charged and retained by the fund on shares sold before the end of the required holding period. Dreyfus will use the "first-in, first-out" method to determine the holding period for the shares sold. Under this method, shares held the longest will be redeemed or exchanged first. The holding period commences on the day after your purchase order is effective.

A fund will not assess a redemption fee on fund shares (1) redeemed through automatic withdrawal plans or automatic exchange plans; (2) redeemed through certain comprehensive fee programs, such as wrap fee accounts and automated rebalancing or asset allocation programs offered by financial intermediaries (including those sponsored by Dreyfus or its affiliates); (3) acquired by the reinvestment of fund dividends or capital gain distributions; (4) redeemed by the fund (e.g., for failure to meet account minimums or to cover various fees); (5) purchased or redeemed by rollover, transfers and changes of account registration, provided that the investment remains in the fund; (6) purchased by other mutual funds, if approved by Dreyfus; (7) held in accounts in which there are legal or contractual restrictions on the imposition of a redemption fee as determined by the fund in its sole discretion; (8) redeemed as a result of death, disability or a Qualified Domestic Relations Order; (9) redeemed through the check-writing privilege, if any, and (10) converted from one share class to another in the fund.

In addition, a fund will not impose redemption fees on certain types of retirement plan transactions processed through a participant recordkeeping system supported by Dreyfus or through third party recordkeepers. These transactions include: (1) redemptions of shares purchased with new contributions to the plan, such as payroll contributions, excess contributions, and loan repayments; (2) shares redeemed for withdrawals and distributions, such as minimum required distributions, systematic withdrawal programs, and lump sum distributions; (3) shares redeemed by participation in automated account rebalancing programs or other systematic participant investment advice programs approved by the plan sponsor; (4) shares purchased or redeemed as a result of plan sponsor decisions, such as changes in investment options, automated account rebalancing programs, and plan termination or merger; (5) shares redeemed for loans, or following a hardship specified in the retirement plan documents; and (6) forfeitures or redemptions in connection with a participant's termination of employment.

If you hold your shares through a financial intermediary that does not process your share transactions in an onmibus account, the intermediary is responsible for providing Dreyfus with the information necessary to enable you to receive any redemption fee waivers to which you may be entitled. Each fund reserves the right to withdraw waivers in its sole discretion without notice if the fund determines that an account is engaging in frequent trading or other activities detrimental to the fund.

Due to operational limitations or restrictions, retirement plans and intermediaries that maintain omnibus accounts with a fund may calculate redemption fees differently than the funds. However, redemptions made through a participant-initiated balance transfer will be subject to the relevant fund's redemption fee if such shares were purchased through a participant-initiated balance transfer. If you are investing in fund shares through an intermediary (or in the case of a 401(k) retirement plan, your plan sponsor), please contact the intermediary for more information on any differences in how the redemption fee may be applied to your investment in the fund.

The redemption fee generally is collected by deduction from the redemption proceeds, but may be imposed by billing you if the fee is not imposed as part of the redemption transaction.

Limitations on selling shares by phone or online through www.dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

• amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

• requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Each fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and each fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the funds or their operations. Dreyfus and the funds will not enter into arrangements with any person or group to permit frequent trading.

Each fund reserves the right to:

· change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

· change its minimum or maximum investment amounts

· delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

· "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

· refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the funds may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that a fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The funds have adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what they believe to be their fair value.

Although the funds' redemption fee, frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, your fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the funds are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in a fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1-800-645-6561.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Dreyfus offers a full array of investment services and products through Dreyfus Financial Centers. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find out whether a Financial Center is near you, call **1-800-645-6561.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). Although there is currently no fee for exchanges, Dreyfus S&P 500 Index Fund may deduct a 1% redemption fee and each other fund may deduct a 2% redemption fee if you are selling or exchanging fund shares you have owned for less than 30 days in the case of Dreyfus S&P 500 Index Fund and 60 days in the case of each other fund, and you also may be charged a sales load when exchanging into any fund that has one.

Dreyfus Express® voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1-800-645-6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete the application. Mail your application and a check to: The Dreyfus Family of Funds P.O. Box 55299, Boston, MA 02205-8553	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: The Dreyfus Family of Funds P.O. Box 105, Newark, NJ 07101-0105	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55263, Boston, MA 02205-8501
By Telephone	**Wire** Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • Dreyfus S&P 500 Index Fund DDA# 8900119527 • Dreyfus Midcap Index Fund DDA# 8900052732 • Dreyfus Smallcap Stock Index Fund DDA# 8900336625 • Dreyfus International Stock Index Fund DDA# 8900336633 • your account number • name(s) of investor(s) Return your application with the account number on the application.	**Wire** Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • Dreyfus S&P 500 Index Fund DDA# 8900119527 • Dreyfus Midcap Index Fund DDA# 8900052732 • Dreyfus Smallcap Stock Index Fund DDA# 8900336625 • Dreyfus International Stock Index Fund DDA# 8900336633 • your account number • name(s) of investor(s) **Electronic check** Same as wire, but insert "111" before your 14-digit account number.	**Wire** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank. **Check** Call us to request your transaction. A check will be sent to the address of record.





Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from a fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 Online (www.dreyfus.com)

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

Without any initial investment Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you.

All services Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail in the slip and the check (see "To Open an Account" at left).	Write a letter of instruction that includes: • your name and signature • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail in your request (see "To Open an Account" at left).
By Telephone	—	**Wire** Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • Dreyfus S&P 500 Index Fund DDA# 8900119527 • Dreyfus Midcap Index Fund DDA# 8900052732 • Dreyfus Smallcap Stock Index Fund DDA# 8900336625 • Dreyfus International Stock Index Fund DDA# 8900336633 • your account number • name of investor • the contribution year **Electronic check** Same as wire, but insert "111" before your 14-digit account number.	—
Automatically	**Without any initial investment** Call us to request a Dreyfus Step Program form. Complete and return the form along with your application.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.







Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from a fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Trust Company, Custodian

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

NOTES

NOTES

NOTES

For More Information

Dreyfus S&P 500 Index Fund
Dreyfus Smallcap Stock Index Fund
Dreyfus International Stock Index Fund
series of Dreyfus Index Funds, Inc.
SEC file number: 811-5883

Dreyfus Midcap Index Fund, Inc.
SEC file number: 811-6325

More information on these funds is available free upon request, including the following:

Annual/Semiannual Report

Describes a fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The funds' most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about a fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of a fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

   SEC http://www.sec.gov

   Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



© 2007 Dreyfus Service Corporation

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